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                                                                     EXHIBIT 99

                                                             Exhibit (a)(5)(xi)

                                         FOR:  CAREY INTERNATIONAL, INC.

                                     CONTACT:  Gary L. Kessler
                                               Vice President - Corporate
                                               Development
                                               (202) 895-1200

                                               Betsy Brod/Karen Pagonis
                                               Investor Relations
                                               Media: Steve DiMattia
                                               Morgen-Walke Associates, Inc.
FOR IMMEDIATE RELEASE                          (212) 850-5600
---------------------

                   TENDER OFFER FOR CAREY INTERNATIONAL, INC.
              COMMON STOCK EXTENDED UNTIL 4:30 P.M. NEW YORK CITY
                      TIME ON TUESDAY, SEPTEMBER 19, 2000

     WASHINGTON, D.C. - SEPTEMBER 18, 2000 - CAREY INTERNATIONAL, INC. (NASDAQ:
CARY) and Aluwill Acquisition Corp., an entity that is affiliated with Chartwell Investments II and Ford Motor Company, today announced that they have extended their tender offer to acquire at $18.25 per share in cash all of the outstanding shares of common stock of Carey International, Inc. until 4:30 p.m. on Tuesday, September 19, 2000. The tender offer had previously been scheduled to expire at 5:00 p.m. New York City time on Thursday, September 14, 2000.

     The offerors have been advised by United States Trust Company of New York, the Depositary for the tender offer, that as of 9:00 a.m. on September 18, 2000, approximately 9,705,439 shares had been tendered and not withdrawn pursuant to the offer. The number of shares tendered and not withdrawn represents approximately 99% of the outstanding shares of Carey International.

     D.F. King & Co., Inc. (800) 628-8510 is acting as the Information Agent for the tender offer.

     This announcement is neither an offer to purchase nor solicitation of an offer to sell shares of Carey International. The tender offer for the Carey International common stock is being made through, and the foregoing announcement is qualified in its entirety by reference to, the Offer to Purchase dated August 3, 2000 and the related Letter of Transmittal. Shareholders should read the Offer to Purchase and Letter of Transmittal in their entirety prior to making any decision as to the tender offer. These documents will be made available to all shareholders of Carey International at no expense to them. These documents will also be available at no charge on the Securities and Exchange Commission's web site at www.sec.gov.

ABOUT CHARTWELL INVESTMENTS II

     Chartwell is a Delaware limited liability company that is an advisor to, and manager of, private equity funds which invest in growth financings and buyouts of middle market companies.

ABOUT FORD MOTOR COMPANY

     Ford Motor Company is a Delaware corporation that designs and manufactures cars and trucks and sells them throughout the world.

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ABOUT CAREY INTERNATIONAL, INC.

     Carey International is the world's largest chauffeured vehicle services company. The company provides chauffeured sedan, limousine, van and minibus service through a worldwide network of owned and operated companies, licensees and affiliates serving 480 cities in 75 countries.

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